SCHEDULE 13G

Amendment No. 1
PICO Holdings Inc
Common Stock
Cusip #693366205

Cusip #693366205
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	500
Item 6:	0
Item 7:	2,380,712
Item 8:	0
Item 9:	2,380,712
Item 11:	15.000%
Item 12:	    HC

Cusip #693366205
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,380,712
Item 8:	0
Item 9:	2,380,712
Item 11:	15.000%
Item 12:	IN



	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This filing has been made to amend a previous filing made as of May 31, 2006. This is due to a corrected shares outstanding figure.




Item 1(a).	Name of Issuer:

		PICO Holdings Inc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		875 Prospect Street
		La Jolla, CA  92037


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		693366205

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with
Section 240.13d-1(b)(ii)(G).  (Note:  See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,380,712

	(b)	Percent of Class:	15.000%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	500

	(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:  2,380,712

(iv)	shared power to dispose or to direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of PICO Holdings Inc. The interest of one person, Fid Balanced Equity Sub, an investment company registered under the Investment Company Act of 1940, in the Common Stock of PICO Holdings Inc, amounted to 2,172,938 shares or 13.691% of the total outstanding Common Stock at May 31, 2006.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2006
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated August 3, 2006, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries

	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,380,712 shares or 15.000% of the Common Stock outstanding of PICO Holdings Inc ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fid Balanced Equity Sub, amounted to 2,172,938 shares or 13.691% of the Common Stock outstanding. Fid Balanced Equity Sub has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 2,380,712 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.


	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 10, 2006, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of PICO Holdings Inc at May 31, 2006.

	FMR Corp.

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated August 3, 2006, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated August 3, 2006, by Eric D. Roiter by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated August 3, 2006, by Eric D.
	Roiter
	Secretary

	Fid Balanced Equity Sub

	By /s/ Joseph Mari
	Joseph Mari
	Secretary